UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

COMMISSION FILE NUMBER 001-33373

CAPITAL PRODUCT PARTNERS

L.P.

(Translation of registrant’s name into English)

3 IASSONOS STREET

PIRAEUS, 18537 GREECE

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

This Amendment No. 1 to the Report on Form 6-K for the quarter ended June 30, 2012, originally filed with the Securities and Exchange Commission on September 28, 2012 and attaching as Exhibit I the Q2 Unaudited Condensed Consolidated Financial Statements with Related Notes of Capital Product Partners L.P. (the “Form 6-K”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed. Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

This report on Form 6-K/A is hereby incorporated by reference into the following registration statements of Capital Product Partners L.P.:

-	Registration statement on Form F-3, registration number 333-177491, filed with the SEC on October 24, 2011.
-	Registration statement on Form F-3, registration number 333-184209, filed with the SEC on October 1, 2012.

Item 6. Exhibits

Exhibit Number	Description

101	The following financial information from Capital Product Partners L.P.’s Report on Form 6-K for the quarter ended June 30, 2012, filed with the SEC on September 28, 2012, formatted in Extensible Business Reporting Language (XBRL):

(i) Unaudited Condensed Consolidated Balance Sheets as of June 30, 2012 and December 31, 2011;

(ii) Unaudited Condensed Consolidated Statements of Comprehensive Income for the six months period ended June 30, 2012 and 2011;

(iii) Unaudited Condensed Consolidated Statement of Changes in Partners’ Capital for the six months period ended June 30, 2012 and 2011;

(iv) Unaudited Condensed Consolidated Statements of Cash Flows for the six months period ended June 30, 2012 and 2011; and

(v) Notes to the Consolidated Unaudited Condensed Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS, L.P.,

By: Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name:	Ioannis E. Lazaridis
Title:	Chief Executive Officer and
Chief Financial Officer of Capital GP L.L.C.

Dated: November 28, 2012